NEW GOLD TO DISCUSS 2015 THIRD QUARTER FINANCIAL RESULTS ON THURSDAY, OCTOBER 29, 2015

September 28, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) plans to release its third quarter 2015 financial results after market close on Wednesday, October 28, 2015. A webcast and conference call to discuss these results will be held on Thursday, October 29, 2015 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until November 30, 2015 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 49135913. An archived webcast will also be available until January 31, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as an interest in the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
+1 (888) 315-9715
Email: info@newgold.com